DESERT MINING, INC.

4328 Hwy. 66

Longmont, CO 80504

July 19, 2007

Tia Jenkins

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Desert Mining, Inc.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Form 10-KSB for the Fiscal Year Ended December 31, 2006

File No. 000-32123

Dear Ms. Jenkins:

We are in receipt of your comment letter dated July 10, 2007 regarding the above referenced filing. This correspondence is to request an extension of time to reply to your comments. We request an additional 30 days to respond to your comments due to the need to amend three quarterly filings and to allow the current quarter (06/30/07) filing completed in a timely manner.  We anticipate filing our amended reports and response to your comments on or about August 15, 2007.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

DESERT MINING, INC.

/s/ Randall B. Anderson

Randall B. Anderson

Chief Executive Officer